                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                                 AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           The DeWolfe Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock - $.01 Par Value
--------------------------------------------------------------------------------

                                    252115100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Patrick J. Kinney, Jr.
                       Lynch, Brewer, Hoffman & Sands, LLP
               101 Federal Street, Boston, MA 02110 (617) 951-0800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.










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                                 SCHEDULE 13D/A

CUSIP No. 252115100


1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
   Persons
                                 Robert N. Sibcy
   -----------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) /x/

   (b) / /

3) SEC Use Only
                ----------------------------------------------------------------

4) Source of Funds (see instructions)                 PF
                                         ---------------------------------------

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6) Citizenship or Place of Organization               USA
                                         ---------------------------------------
Number of Shares            7)   Sole Voting Power              421,035
                                                          ----------------------
Owned By Each
Reporting With              8)   Shared Voting Power                  0
                                                          ----------------------

                            9)   Sole Dispositive Power         421,035
                                                          ----------------------

                           10)   Shared Dispositive Power             0
                                                          ----------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     421,035
    ----------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)          12.5%
                                                --------------------------------

14) Type of Reporting Person (See Instructions)                 IN
                                                --------------------------------


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                                 SCHEDULE 13D/A

CUSIP No. 252115100


1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
   Persons
                                 Pamela D. Sibcy
   -----------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) /x/

   (b) / /

3) SEC Use Only
                 ---------------------------------------------------------------

4) Source of Funds (see instructions)                     PF
                                       -----------------------------------------

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6) Citizenship or Place of Organization                   USA
                                       -----------------------------------------

Number of Shares            7)   Sole Voting Power                        0
                                                          ----------------------
Owned By Each
Reporting With              8)   Shared Voting Power                      0
                                                          ----------------------

                            9)   Sole Dispositive Power                   0
                                                          ----------------------

                           10)   Shared Dispositive Power                 0
                                                          ----------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                        0
    ----------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)               0%
                                                          ----------------------
14) Type of Reporting Person (See Instructions)                    IN
                                                          ----------------------

PAGE 3 OF 8 PAGES

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                                 SCHEDULE 13D/A

                                 Amendment No. 2

         The reporting persons listed on the cover pages to this Amendment No. 2 to Schedule 13D hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the rules and regulations thereunder. The reporting persons are making one statement on Schedule 13D/A on behalf of both of them as husband and wife. This Amendment No. 2 to Schedule 13D is being made to report certain material changes in the facts set forth on Amendment No. 1 to Schedule 13D since it was filed on March 16, 1998 with the Securities and Exchange Commission. A Schedule 13G is being filed contemporaneously herewith by Robert N. Sibcy and all future changes in the holdings of Issuer by Mr. Sibcy will be reflected on amendments to said Schedule 13G. Except as noted herein, all terms defined in the original Schedule 13D have the same meaning in this Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER.

         No material changes are reported.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Robert N. Sibcy, whose business address is 8044 Montgomery Road, Cincinnati, Ohio 45236, and by his wife, Pamela D. Sibcy, whose business address is 8044 Montgomery Road, Cincinnati, Ohio 45236 (collectively hereinafter referred to as the "reporting persons"). Mr. Sibcy is President and Mrs. Sibcy is Vice President of Sibcy Cline Realtors, Inc., a residential real estate brokerage firm, which is headquartered at the same address. Neither of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); and neither of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The reporting persons are both citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Sibcy used personal funds to make the purchases of Common Stock described herein. The aggregate amount of funds used by him in making such purchases described in this Amendment No. 2 was $ 619,406.25.



PAGE 4 of 8 PAGES


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ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisitions by Robert N. Sibcy of Common Stock is to obtain a favorable return on his investment.

         Mr. Sibcy may, from time to time hereafter, purchase shares of Common Stock in open market transactions as market conditions may, from time to time, warrant.

         Except as described above, neither of the reporting persons has any plans or proposals which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) any action similar to any of those enumerated above.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The reporting persons beneficially own the following securities of the Issuer:

      (1) Mr. Sibcy beneficially owns 421,035 shares of the Common Stock, representing 12.5% of the outstanding shares of the Common Stock.

      (2) Mrs. Sibcy does not beneficially own any shares of the Common Stock.

          Mr. Sibcy has the sole power to vote or to direct the vote of his shares of Common Stock. He has no agreement with any other person with respect to voting of any shares of capital stock of the Issuer. Mr. Sibcy has the sole power to dispose or to direct the disposition of his shares of Common Stock.

          The following transactions in shares of the Common Stock were effected on behalf of the reporting persons since May, 1999:

          During the period May 1, 1999 to October 12, 1999, Mr. Sibcy acquired an aggregate of 81,035 shares of the Common Stock in brokerage transactions as follows:


                                       Purchased              Cost (Sales Price)
          Trade Date             Number of Shares                  Per Share
          ----------             ----------------                  ---------


            7/22/99                         4,800                     $7.875
            7/23/99                         2,000                     $7.75
            7/26/99                         4,100                     $7.75
            7/27/99                           450                     $7.75
            7/30/99                         2,000                     $7.625
            8/2/99                          1,400                     $7.78
            8/3/99                          6,600                     $7.73
            8/3/99                          5,000                     $7.75
            8/5/99                            100                     $8.29
            8/10/99                         5,000                     $7.74
            8/16/99                           900                     $7.80
            8/23/99                         1,000                     $7.79
            8/25/99                         3,100                     $7.75
            8/31/99                         2,500                     $7.64
            8/31/99                         5,000                     $7.74
            9/10/99                        15,035                     $7.75



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


            9/13/99                        5,000                     $7.36
            9/16/99                        5,000                     $7.34
            9/16/99                        5,000                     $7.34
            9/16/99                        1,050                     $7.57
            9/17/99                        6,000                     $7.35


            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities noted in this Item.

            Mr. Sibcy has beneficial ownership of 421,035 shares of Common Stock, representing 12.5% of the outstanding shares of Common Stock (based on 3,364,105 shares outstanding at July 30, 1999).

            Except for the acquisition of 81,035 shares of Common Stock described above, no transactions in Common Stock of the Issuer were effected between May 1, 1999 and October 12, 1999 by either reporting person.

            On November 13, 1998, Pamela D. Sibcy ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the two reporting persons (other than in their capacity as husband and wife) or between the reporting persons and any other person, with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.




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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   October 15, 1999              /s/ Robert N. Sibcy
                                      ------------------------------------------
                                      Robert N. Sibcy





Date: October 15, 1999                /s/ Pamela D. Sibcy
                                      ------------------------------------------
                                      Pamela D. Sibcy







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